

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 14, 2020

<u>Via Email</u>

Adrian Kuzycz
Executive Vice President and Associate General Counsel
Lions Gate Entertainment Corp.
2700 Colorado Avenue
Santa Monica, California 90404

> **Re:** **Lions Gate Entertainment Corp.**
> **Schedule TO-I filed on April 9, 2020**
> **File No. 005-55587**

Dear Mr. Kuzycz:

The staff in the Office of Mergers and Acquisitions has reviewed the filing listed above, and we have the comments set forth below. All defined terms used herein have the same meaning as in the Offer Circular attached as Exhibit (a)(1)(A) to the Schedule TO-I. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Schedule TO-I</u>

1. We note that the offer materials appear to have been distributed only via email, and that tenders or withdrawals of tenders may only be submitted via email. In your response letter, please explain why you believe this method of dissemination, as well as tendering and withdrawing tenders, is appropriate under the circumstances of the Offer, taking into consideration the characteristics of the Eligible Employees and your normal means of communicating with such employees. As an example, discuss whether all Eligible Employees have access to corporate email and whether this is your typical way of communicating with them.

Exhibit (a)(1)(A) – Offer Circular

How may I accept the Offer?, pages 12-14

2. We note your statement on page 13 that "[y]our election to accept or reject the Offer will become irrevocable upon the expiration time of the Offer." We further note, however, that on page 15 of the Offer Circular, you state that "if we have not accepted the Eligible Options you tender within forty (40) business days of the commencement of the Offer, you may withdraw your acceptance at any time thereafter and your tendered Eligible Options will continue in accordance with their terms." Please revise the quoted disclosure on page 13 to conform to the quoted disclosure on page 15.

What if I change my mind?, pages 14-15

3. We note your statement on page 15 that "[y]ou may not change or withdraw any election after the expiration time of the Offer." We further note, however, that on page 15 of the Offer Circular, you state that "if we have not accepted the Eligible Options you tender within forty (40) business days of the commencement of the Offer, you may withdraw your acceptance at any time thereafter and your tendered Eligible Options will continue in accordance with their terms." Please qualify the former quoted disclosure to account for the latter quoted disclosure.

Can the Offer be modified?, pages 15-17

4. The lead-in paragraph to this section on page 15 states that you may terminate the Offer if "any of the following events has occurred, or has been determined by us to have occurred and, in our reasonable judgment in any such case, the occurrence of such event or events makes it inadvisable for us to proceed with the Offer or with such acceptance and cancellation of Eligible Options tendered to us for exchange." All offer conditions must be objective and outside the control of the bidder to avoid an impermissible illusory offer. The reference in the quoted language to "inadvisable" appears to provide you with discretion to make a secondary decision whether to proceed with or terminate the Offer after the occurrence or non-occurrence of one of the listed conditions. In our view, once a condition is "triggered," the Company must determine and advise Eligible Employees how it intends to proceed by terminating the offer or waiving the applicable condition. If there is a secondary determination (whether it is advisable to proceed), this must be described in reasonable detail, including what factors the decision would be based upon. Please revise your disclosure accordingly.

5. You have included a condition that will be triggered by "any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market." Please revise to explain what would be considered a limitation on prices for securities on any national securities exchange or in the over-the-

counter market.

6. You have included a condition that will be triggered by the "the commencement of a war, terrorist act, armed hostilities or other international or national crisis directly or indirectly involving the United States" without any materiality qualifier on the gravity of such an event and without limiting the event to one directly involving the United States. Therefore, if any event anywhere in the world "triggers" this condition while the Offer is pending, you must promptly amend the offer materials to advise stockholders whether you will waive the condition, or assert it and terminate the Offer. Depending on the timing of this event and your revised disclosure, you may also be required to extend the Offer. Please confirm your understanding in your response letter. Alternatively, please amend the condition to more narrowly tailor it.

7. You have included a condition that will be triggered by "any significant decrease in the market price of our common shares . . . ." Please revise the condition to quantify what would be considered a "significant decrease" in the market price of your comment shares.

8. You have included a condition that will be triggered by "any decline in either the Dow Jones Industrial Average, the NYSE or the Standard and Poor's 500 Index by an amount in excess of 10% measured during any time period after the close of business on April 9, 2020." Please revise the condition to clarify whether the 10% decline will be measured against the price of the enumerated indices at the close of business on April 9, 2020. Please also clarify whether the decline will be measured at expiration or whether the condition could be "triggered" at some earlier point while the Exchange Offer is pending, even if your share price rebounds by the Expiration Time.

9. You have included a condition that will be triggered by "any change or changes shall have occurred in our business, condition (financial or other), assets, income, operations, prospects or stock ownership or that of our subsidiaries that, in our reasonable judgment, is or may be material to us or our subsidiaries." Notwithstanding the lead-in language quoted in comment 4 above, please revise the condition to clarify whether such "change or changes" must be adverse to the Company.

Exhibit (a)(1)(B) – Election Form

10. We note that the last bullet on page 4 of the Election Form requires the Eligible Employees to release the Company from any and all Claims "that relate to or are in any way connected with the Cancelled Options." Please revise this release to comply with Section 29(a) of the Securities Exchange Act of 1934.

* * *

We remind you that the registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Valian Afshar, Special Counsel, at (202) 551-8729, or me, at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions